

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2015

Via E-mail
Mr. Lou H. Jones
Executive Vice President and General Counsel
Tempur Sealy International, Inc.
1000 Tempur Way
Lexington, Kentucky 40511

> **Re:** **Tempur Sealy International, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed April 6, 2015**
> **File No. 001-31922**

Dear Mr. Jones:

We have reviewed your filing and have the following comment.

General

1. We have reviewed the response to prior comment 1 and believe that additional support is required with respect to the claim that H Partners' efforts are self-serving. Please refrain from making this statement in future filings, or disclose the personal benefit that you believe that H Partners is seeking by soliciting proxies, other than raising the profile of H Partners and its principal. We do not believe that a shareholder can be presumed to be motivated by a personal benefit not shared by other shareholders simply by seeking to place a specific nominee on the board of directors or, by extension, committees thereof.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Margaret A. Brown, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP